FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

April 22, 2010

Commission File Number 001-31335

AU Optronics Corp.
(Translation of registrant’s name into English)

No. 1 Li-Hsin Road 2
Hsinchu Science Park
Hsinchu, Taiwan
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F X Form 40-F ___

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):
____

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):
____

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant's "home country"), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant's security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ..... No ...X...

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):
Not applicable

INDEX TO EXHIBITS

Item

1.	Press release entitled, ” AUO Reports 1Q2010 Results”, dated April 22, 2010.
2.	Investor Conference Materials entitled, “AU Optronics Corp. First Quarter 2010 Results”, dated April 22, 2010.

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

AU Optronics Corp.
Date: April 22, 2010	By:	/s/ Andy Yang
		Name:	Andy Yang
		Title:	Chief Financial Officer

Item 1

News Release

AU Optronics Corp. Reports 1Q2010 Financial Results

Issued by: AU Optronics Corp.
Issued on: April 22, 2010

Hsinchu, Taiwan, April 22, 2010 –

AU Optronics Corp. ("AUO" or the "Company") (TAIEX: 2409; NYSE: AUO) today announced its unaudited results for the first quarter of 2010(1). For the first quarter ended March 31, 2010, AUO posted consolidated revenue of NT$111,564 million (US$3,516 million) (2), down 2.9% from the previous quarter. Gross profit improved 62.8% quarter-over-quarter to NT$14,270 million (US$450 million), representing a gross margin of 12.8%. Operating income, on the other hand, reached NT$8,129 million (US$256 million), with an impressive quarterly growth rate of 327.9% and an operating margin of 7.3%. Consequently, AUO’s net income came in at NT$7,274 million (US$229 million), attributable to equity holders of the parent company at NT$7,103 million (US$224 million), or basic EPS of NT$0.8 per common share (US$0.25 per ADR) for the first quarter of 2010.

1Q2010 Result Highlights

AUO reported the following unaudited consolidated results for the first quarter of 2010:
•	Revenue of NT$111,564 million, down 2.9% quarter-over-quarter
•	Net income of NT$7,274 million
•	Basic EPS of NT$0.8 per common share
•	Gross margin of 12.8%
•	Operating margin of 7.3%
•	EBITDA (3) margin of 27.6%

For the first quarter, AUO’s large-sized panels totaled 27.22 million units, down 0.6% quarter-over-quarter but up significantly 107.1% year-over-year. In terms of small- and medium-sized panels, the shipment was over 56.99 million units, down 5.2% quarter-over-quarter but up 32.7% year-over-year.

“Although the first quarter was the traditional low season, we have seen relative stable panel prices thanks to recovering global demand and healthy inventory levels in the channel, “ said Mr. Andy Yang, Chief Financial Officer of AUO. “As a result, the Company’s average selling price per square meter dropped by merely 1.6% from the previous quarter. In addition, the management team has taken a proactive approach toward product mix improvements. On rising high-end product mix and the design efforts which helped lower our costs effectively, our gross margin picked up from last quarter’s 7.6% to 12.8% this quarter. Meanwhile, our operating margin also increased considerably from 1.7% last quarter to 7.3%. Being noteworthy, our EBITDA margin expanded to 27.6% for the first quarter.”

In view of the positive outlook for the demand in 2010, the total capacity of AUO’s 7.5 generation fabs is planned to increase from 100,000 sheets per month in the first quarter of 2010 to 120,000 sheets by the end of the second quarter, aiming at meeting the growing demands in the emerging markets and seizing the opportunities brought by recovery of the European and American markets.

(1) All financial information was unaudited and was prepared by the Company in accordance with generally accepted accounting principles in Taiwan (“ROC GAAP”)
(2) Amounts converted by an exchange rate of NTD31.73:USD1 based on Federal Reserve Bank of New York, USA as of March 31, 2010.
(3) EBITDA=Operating Income +D&A

#       #       #

ABOUT AU OPTRONICS

AU Optronics Corp. (AUO) is a global leader of thin film transistor liquid crystal display panels (TFT-LCD). AUO is able to provide customers with a full range of panel sizes and comprehensive applications, offering TFT-LCD panels in sizes ranging from 1.2 inches to greater than 65 inches. AUO generated NT$359.3 billion (US$11.2 billion) in sales revenue* in 2009 with global operations in Taiwan, Mainland China, Japan, Singapore, South Korea, the U.S., and Europe. Additionally, AUO is the first pure TFT-LCD manufacturer to be successfully listed at the New York Stock Exchange (NYSE). AUO extended its market to the green energy industry in late 2008, and formally founded its Solar Photovoltaic Business Unit in October, 2009. For more information, please visit AUO.com.

* 2009 year end revenue converted at an exchange rate of NTD31.95:USD1.

Safe Harbour Notice

AU Optronics Corp. (“AUO” or the “Company”) (TAIEX: 2409; NYSE: AUO), a global leader of TFT-LCD panels, today announced the above news. Except for statements in respect of historical matters, the statements contained in this Release are “forward-looking statements” within the meaning of Section 27A of the U.S. Securities Act of 1933 and Section 21E of the U.S. Securities Exchange Act of 1934. These forward-looking statements were based on our management's expectations, projections and beliefs at the time regarding matters including, among other things, future revenues and costs, financial performance, technology changes, capacity, utilization rates, yields, process and geographical diversification, future expansion plans and business strategy. Such forward looking statements are subject to a number of known and unknown risks and uncertainties that can cause actual results to differ materially from those expressed or implied by such statements, including risks related to the flat panel display industry, the TFT-LCD market, acceptance of and demand for our products, technological and development risks, competitive factors, and other risks described in the section entitled "Risk Factors" in our Form 20-F filed with the United States Securities and Exchange Commission on May 27th, 2009.

For more information, please contact:
Freda Lee	Yawen Hsiao
Corporate Communications Division	Corporate Communications Division
AU Optronics Corp.	AU Optronics Corp.
Tel: +886-3-5008800 ext 3206	+886-3-5008800 ext 3211
Fax: +886-3-5772730	+886-3-5772730
Email: freda.lee@auo.com	yawen.hsiao@auo.com

Item 2

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slide01

Safe Harbor Notice

[] The statements included in this presentation that are not historical in nature are "forward-looking statements" within the meaning of Section 27A of the United States Securities Act of 1933 and Section 21E of the United States
Securities Exchange Act of 1934. These forward-looking statements, which may include statements regarding AU Optronics' future results of operations, financial condition or business prospects, are subject to significant risks and uncertainties and are based on AU Optronics' current expectations.

[] Actual results may differ materially from those expressed or implied in these forward-looking statements for a variety of reasons, including, among other things: the cyclical nature of our industry; our dependence on introducing new products on a timely basis; our dependence on growth in the demand for our products; our ability to compete effectively; our ability to successfully expand our capacity; our dependence on key personnel; general economic and political conditions, including those related to the TFT-LCD industry; possible disruptions in commercial activities caused by natural and human-induced disasters, including terrorist activity and armed conflict; and
fluctuations in foreign currency exchange rates.

[] In addition, any financial information contained herewithin is presented in conformity with accounting principles generally accepted in the Republic of
China ("ROC GAAP"). Readers should be cautioned that these accounting principles differ in many material respects from accounting principles generally accepted in the United States of America ("US GAAP").

[] Our release of financial forecasts and forward-looking statements at any particular time does not create any duty of disclosure beyond that which is imposed by law, and we expressly disclaim any obligation to publicly update or revise any forecasts or forward-looking statements, whether as a result of new information, future events or otherwise.

[] Additional information as to these and other factors that may cause actual results to differ materially from AU Optronics' forward-looking statements or some of the major differences between ROC GAAP and US GAAP can be found in AU
Optronics' Annual Report on Form 20-F with respect to the year ended December,
2008 filed with the United States Securities and Exchange Commission.

                                        2
slide02

                                        Consolidated Income Statement

Amount: NT$ Million Except Per Share Data

                                -----------------   ----------------  -------   ----------------
                                     1Q'10               4Q'09          QoQ %         1Q'09
                                -----------------   ----------------  -------   ----------------
Net Sales                       111,564    100.0%    114,861  100.0%   (2.9%)    50,741   100.0%
Cost of Goods Sold              (97,294)   (87.2%)  (106,096) (92.4%)  (8.3%)   (66,651) (131.4%)
                                -------    ------   --------  ------  -------   -------  -------
Gross Profit (Loss)              14,270     12.8%      8,766    7.6%    62.8%   (15,910)  (31.4%)
Operating Expenses               (6,141)    (5.5%)    (6,866)  (6.0%)  (10.6%)   (4,314)   (8.5%)
                                -------    ------   --------  ------  -------   -------  -------
Operating Income (Loss)           8,129      7.3%      1,900    1.7%   327.9%   (20,223)  (39.9%)
Net Non-operating Expenses(c)      (454)    (0.4%)   (10,977)  (9.6%)  (95.9%)     (791)   (1.6%)
                                -------    ------   --------  ------  -------   -------  -------
Income (Loss) before Tax          7,675      6.9%     (9,077)  (7.9%)    --     (21,014)  (41.4%)
                                -------    ------   --------  ------  -------   -------  -------
Net Income (Loss)                 7,274      6.5%     (7,850)  (6.8%)    --     (20,216)  (39.8%)
                                =======    ======  =========  ======  =======  ========  =======
Attributable to:

 Equity holders of the
   parent company                 7,103      6.4%     (6,926)  (6.0%)    --     (20,331)  (40.1%)
 Minority interest                  172      0.2%       (924)  (0.8%)    --         115     0.2%
                                -------    ------   --------  ------  -------   -------  -------
Net Income (Loss)                 7,274      6.5%     (7,850)  (6.8%)    --     (20,216)  (39.8%)
                                =======    ======  =========  ======  =======  ========  =======
Basic EPS (NT$)(a)                 0.80                (0.78)            --       (2.32)
------------------------------------------------------------------------------------------------
Operating Income + DandA         30,842     27.6%     25,243   22.0%    22.2%       872     1.7%
------------------------------------------------------------------------------------------------
------------------------------------------------------------------------------------------------
Unit Shipments (mn)(b)
 Large Size Panels                 27.2                 27.4            (0.6%)     13.1
 Small and Medium Size Panels      57.0                 60.1            (5.2%)     42.9
------------------------------------------------------------------------------------------------

-- Unaudited, prepared by AUO on a consolidated basis
(a)  Basic EPS was calculated based on the total weighted average outstanding shares of each quarter (8,827m shares in 1Q10, 8,797m shares in 4Q09 and
     8,761m shares in 1Q09) by retroactively adjusting to stock dividend and stock bonus
(b)  Large size refers to panels that are 10 inches and above

(c)  The increase of the non-operating loss for the fourth quarter of 2009 is mainly attributable to legal expenses reserved for antitrust matters. The company expects that indictments against the company and certain personnel may be forthcoming in the next few months. The company has and will continue to vigorously defend itself with respect to the antitrust allegations. However, given the unpredictable nature of legal matters, the company cannot rule out the possibility that it may not prevail in all such matters or that the matters may settle. Therefore, the company believes that it is appropriate to make such accruals at this time as the company deems appropriate, with the understanding that the final amount, if any, may not be ascertained until the final resolution of these matters. 3 AUO
     Proprietary and Confidential

slide03

                     Consolidated Balance Sheet Highlights

Amount: NT$ Million
                                 ------      --------       ------      -------
                                 1Q'10         4Q'09         QoQ %       1Q'09
                                 ------      --------       ------      -------
Cash and ST Investment           88,249        85,443         3.3%       64,450
Inventory                        48,056        39,230        22.5%       23,804
Short Term Debt(a)               53,823        48,790        10.3%       48,841
Long Term Debt                  140,357       133,079         5.5%      131,643
Equity                          282,756       274,919         2.9%      280,846
Total Assets                    638,348       622,613         2.5%      554,218
--------------------------------------------------------------------------------
Inventory Turnover (Days)(b)         41            35                        32
Debt to Equity                    68.7%         66.2%                     64.3%
Net Debt to Equity                37.5%         35.1%                     41.5%
--------------------------------------------------------------------------------

-- Unaudited, prepared by AUO on a consolidated basis

(a)  Short term debt refers to all interest bearing debt maturing within one year
(b)  Calculated by dividing the average inventory into the annualized cost of goods sold during such period, then multiplying by 365 days

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                       Consolidated Cash Flow Highlights

Amount: NT$ Million
                                    --------         ---------         ---------
                                       1Q'10            4Q'09              QoQ
                                    --------         ---------         ---------
From Operating Activities             12,763           35,472           (22,710)
  Net Income (Loss)                    7,274           (7,850)           15,124
  Depreciation and Amortization       22,712           23,343              (631)
  Net Change in Working Capital      (16,221)          20,277           (36,499)
                                    --------         ---------         ---------
From Investing Activities            (23,107)         (16,112)           (6,995)
 Capital Expenditure                 (22,792)         (15,681)           (7,111)
                                    --------         ---------         ---------
From Financing Activities             12,903            7,285             5,618
  Net Change in Debt                  12,166            6,966             5,200
                                    --------         ---------         ---------
Net Change in Cash(a)                  2,805           26,837           (24,031)

-- Unaudited, prepared by AUO on a consolidated ba  sis

(a)  In addition to cash generated from operating, investing and financing activities, net change in cash also included effect on currency exchange of foreign subsidiaries

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                                  www.auo.com
                                  -----------
                                   ir@auo.com

slide11

 AU OPTRONICS CORP.
CONSOLIDATED BALANCE SHEET
March 31, 2010 and 2009
(Expressed in Millions of New Taiwan Dollars (NTD) an US Dollars (USD))

	March 31, 2010			March 31, 2009		YoY
ASSETS	USD	NTD	%	NTD	%	Change	%
Cash and Cash Equivalents	2,781	88,249	13.8	63,807	11.5	24,442	38.3
Available-for-Sale Financial Assets - Current	0	0	0.0	644	0.1	(644)	(100.0)
Notes & Accounts Receivables	2,188	69,441	10.9	32,113	5.8	37,328	116.2
Other Current Financial Assets	32	1,001	0.2	2,558	0.5	(1,557)	(60.9)
Inventories	1,515	48,056	7.5	23,804	4.3	24,252	101.9
Other Current Assets	273	8,668	1.4	7,719	1.4	949	12.3
Total Current Assets	6,789	215,415	33.7	130,645	23.6	84,770	64.9

Long-term Investments	371	11,761	1.8	9,042	1.6	2,719	30.1

Fixed Assets	25,335	803,866	125.9	710,777	128.2	93,090	13.1
Less: Accumulated Depreciation	(13,099)	(415,628)	(65.1)	(321,899)	(58.1)	(93,729)	29.1
Net Fixed Assets	12,236	388,239	60.8	388,878	70.2	(639)	(0.2)

Other Assets	723	22,933	3.6	25,653	4.6	(2,719)	(10.6)
Total Assets	20,118	638,348	100.0	554,218	100.0	84,130	15.2

LIABILITIES
Short-term Borrowings	63	1,994	0.3	2,827	0.5	(833)	(29.5)
Accounts Payable	2,975	94,402	14.8	48,403	8.7	45,998	95.0
Current Installments of Long-term Borrowings	1,633	51,829	8.1	46,014	8.3	5,815	12.6
Current Financial Liabilities	33	1,047	0.2	928	0.2	119	12.9
Accrued Expense & Other Current Liabilities	1,095	34,741	5.4	20,687	3.7	14,054	67.9
Machinery and Equipment Payable	626	19,850	3.1	22,079	4.0	(2,229)	(10.1)
Total Current Liabilities	6,425	203,863	31.9	140,938	25.4	62,925	44.6

Long-term Borrowings	4,199	133,227	20.9	116,452	21.0	16,775	14.4
Bonds Payable	225	7,130	1.1	15,191	2.7	(8,061)	(53.1)
Non Current Financial Liabilities	14	433	0.1	772	0.1	(339)	(43.9)
Other Long-term Liabilities	345	10,938	1.7	19	0.0	10,919	57907.9
Total Long-term Liabilities	4,782	151,729	23.8	132,433	23.9	19,295	14.6

Total Liabilities	11,207	355,591	55.7	273,371	49.3	82,220	30.1

SHAREHOLDERS' EQUITY
Common Stock	2,782	88,270	13.8	85,057	15.3	3,213	3.8
Capital Surplus	3,623	114,972	18.0	113,721	20.5	1,251	1.1
Retained Earnings	1,977	62,732	9.8	69,661	12.6	(6,929)	(9.9)
Cumulative Translation Adjustments	35	1,116	0.2	2,883	0.5	(1,766)	(61.3)
Unrealized Gain(Loss) on Financial Products	26	817	0.1	(375)	(0.1)	1,192	–
Net loss not recognized as pension cost	0	0	0.0	(40)	0.0	40	(100.0)
Minority Interest	468	14,848	2.3	9,939	1.8	4,909	49.4
Total Shareholders' Equity	8,911	282,756	44.3	280,846	50.7	1,910	0.7
Total Liabilities & Shareholders' Equity	20,118	638,348	100.0	554,218	100.0	84,130	15.2

Note:	(1)	Unaudited, prepared by AUO based on ROC GAAP
(2)	Amounts in New Taiwan dollars were translated into US dollars at the exchange rate of NTD31.73 per USD as of March 31, 2010

     AU OPTRONICS CORP.
CONSOLIDATED INCOME STATEMENT
For the Three Months Ended March 31, 2010 and 2009 and December 31, 2009
(Expressed in Millions of New Taiwan Dollars (NTD) and US Dollars (USD) except for per share amounts and shares outstanding)

	Year over Year Comparison					Sequential Comparison
	1Q 2010		% of	1Q 2009	YoY	1Q 2010		% of	4Q 2009	QoQ
	USD	NTD	Sales	NTD	Chg %	USD	NTD	Sales	NTD	Chg %

Net Sales	3,516	111,564	100.0	50,741	119.9	3,516	111,564	100.0	114,861	(2.9)
Cost of Goods Sold	3,066	97,294	87.2	66,651	46.0	3,066	97,294	87.2	106,096	(8.3)
Gross Profit (Loss)	450	14,270	12.8	(15,910)	–	450	14,270	12.8	8,766	62.8
Operating Expenses
SG&A	127	4,022	3.6	3,052	31.8	127	4,022	3.6	5,179	(22.4)
R&D	67	2,119	1.9	1,262	68.0	67	2,119	1.9	1,686	25.7
	194	6,141	5.5	4,314	42.4	194	6,141	5.5	6,866	(10.6)
Operating Income (Loss)	256	8,129	7.3	(20,223)	–	256	8,129	7.3	1,900	327.9

Net Non-Operating Expenses	(14)	(454)	(0.4)	(791)	(42.5)	(14)	(454)	(0.4)	(10,977)	(95.9)

Income (Loss) before Income Tax	242	7,675	6.9	(21,014)	–	242	7,675	6.9	(9,077)	–

Income Tax Benefit (Expense)	(13)	(401)	(0.4)	798	–	(13)	(401)	(0.4)	1,227	–
Net Income (Loss)	229	7,274	6.5	(20,216)	–	229	7,274	6.5	(7,850)	–

Attributable to:
Equity Holders of The Parent Company	224	7,103	6.4	(20,331)	–	224	7,103	6.4	(6,926)	–
Minority Interest	5	172	0.2	115	49.6	5	172	0.2	(924)	–
Net Income (Loss)	229	7,274	6.5	(20,216)	–	229	7,274	6.5	(7,850)	–

Basic Earnings Per Share	0.03	0.80		(2.32)		0.03	0.80		(0.78)
Basic Earnings Per ADR(3)	0.25	8.05		(23.21)		0.25	8.05		(7.85)
Weighted-Average Shares Outstanding ('M)		8,827		8,761			8,827		8,797

Note:	(1)	Unaudited, prepared by AUO based on ROC GAAP
(2)	Amounts in New Taiwan dollars were translated into US dollars at the exchange rate of NTD 31.73 per USD as of March 31, 2010
(3)	1 ADR equals 10 common shares

AU OPTRONICS CORP.
CONSOLIDATED STATEMENT OF CASH FLOW
For the Period Ended March 31, 2010 and 2009
(Expressed in Millions of New Taiwan Dollars (NTD) and US Dollars (USD))

	1Q 2010		1Q 2009
	USD	NTD	NTD
Cash Flow from Operating Activities:
Net Income(Loss)	229	7,274	(20,216)
Depreciation & Amortization	716	22,712	21,096
Investment Loss(Gain) under Equity Method	(8)	(264)	326
Changes in Working Capital	(511)	(16,221)	(18,426)
Changes in Others	(23)	(739)	(1,331)
Net Cash Provided(Used) by Operating Activities	402	12,763	(18,550)

Cash Flow from Investing Activities:
Acquisition of Property, Plant and Equipment	(718)	(22,792)	(17,462)
Proceeds from Disposal of Property, Plant and Equipment	0	5	22
Increase in Long-term Investments	(7)	(223)	(1,050)
Proceeds from Disposal of Long-term Investments and AFS Investments	4	128	0
Decrease(Increase) in Restricted Cash in Banks	9	293	(5)
Increase in Deferred Assets and Intangible Assets	(15)	(480)	(132)
Decrease(Increase) in Other Assets	(1)	(38)	84
Net Cash Used in Investing Activities	(728)	(23,107)	(18,542)

Cash Flow from Financing Activities:
Increase(Decrease) in Short-term Borrowings	1	42	(2,031)
Increase(Decrease) in Guarantee Deposits	0	3	(2)
Increase in Long-term Borrowings and Bonds Payable	382	12,124	18,852
Change in Minority Interest	23	733	584
Net Cash Provided by Financing Activities	407	12,903	17,402

Cash Proceeds from Change in Consolidated Entity	(4)	(113)	0
Effect of Exchange Rate Changes on Cash	11	360	62
Net Increase(Decrease) in Cash and Cash Equivalents	88	2,805	(19,628)
Cash and Cash Equivalents at Beginning of Period	2,693	85,443	83,435
Cash and Cash Equivalents at End of Period	2,781	88,249	63,807

Note:	(1)	Unaudited, prepared by AUO based on ROC GAAP
(2)	Amounts in New Taiwan dollars were translated into US dollars at the exchange rate of NTD 31.73 per USD as of March 31, 2010

     AU OPTRONICS CORP.
UNCONSOLIDATED BALANCE SHEET
March 31, 2010 and 2009
(Expressed in Millions of New Taiwan Dollars (NTD) and US Dollars (USD))

	March 31, 2010			March 31, 2009		YoY
ASSETS	USD	NTD	%	NTD	%	Change	%
Cash and Cash Equivalents	1,910	60,619	10.7	47,035	9.1	13,584	28.9
Available-for-Sale Financial Assets - Current	0	0	0.0	644	0.1	(644)	(100.0)
Notes & Accounts Receivables	2,099	66,615	11.7	31,941	6.2	34,674	108.6
Other Current Financial Assets	26	825	0.1	1,011	0.2	(186)	(18.4)
Inventories	1,188	37,683	6.6	19,712	3.8	17,971	91.2
Other Current Assets	258	8,202	1.4	7,543	1.5	659	8.7
Total Current Assets	5,482	173,944	30.6	107,886	20.8	66,058	61.2

Long-term Investments	1,829	58,038	10.2	44,131	8.5	13,907	31.5

Fixed Assets	21,118	670,074	117.8	625,017	120.5	45,057	7.2
Less: Accumulated Depreciation	(11,183)	(354,825)	(62.4)	(281,662)	(54.3)	(73,163)	26.0
Net Fixed Assets	9,935	315,248	55.4	343,354	66.2	(28,106)	(8.2)

Other Assets	682	21,645	3.8	23,203	4.5	(1,559)	(6.7)
Total Assets	17,929	568,875	100.0	518,574	100.0	50,300	9.7

LIABILITIES
Short-term Borrowing	0	0	0.0	2,026	0.4	(2,026)	(100.0)
Accounts Payable	2,962	93,975	16.5	52,107	10.0	41,868	80.4
Current Installments of Long-term Borrowings	1,409	44,694	7.9	41,883	8.1	2,811	6.7
Current Financial Liabilities	26	828	0.1	917	0.2	(89)	(9.7)
Accrued Expense & Other Current Liabilities	790	25,080	4.4	16,276	3.1	8,803	54.1
Machinery and Equipment Payable	500	15,865	2.8	20,593	4.0	(4,728)	(23.0)
Total Current Liabilities	5,687	180,441	31.7	133,802	25.8	46,640	34.9

Long-term Borrowings	3,565	113,108	19.9	97,901	18.9	15,207	15.5
Bonds Payable	221	7,000	1.2	15,191	2.9	(8,191)	(53.9)
Non Current Financial Liabilities	13	415	0.1	772	0.1	(357)	(46.2)
Other Long-term Liabilities	0	2	0.0	2	0.0	(0)	(17.2)
Total Long-term Liabilities	3,798	120,525	21.2	113,866	22.0	6,659	5.8

Total Liabilities	9,485	300,966	52.9	247,667	47.8	53,299	21.5

SHAREHOLDERS' EQUITY
Common Stock	2,782	88,270	15.5	85,057	16.4	3,213	3.8
Capital Surplus	3,623	114,972	20.2	113,721	21.9	1,251	1.1
Retained Earnings	1,977	62,732	11.0	69,661	13.4	(6,929)	(9.9)
Cumulative Translation Adjustments	35	1,116	0.2	2,883	0.6	(1,766)	(61.3)
Unrealized Gain(Loss) on Financial Products	26	817	0.1	(375)	(0.1)	1,192
Net loss not recognized as pension cost	0	0	0.0	(40)	0.0	40	(100.0)
Total Shareholders' Equity	8,443	267,909	47.1	270,907	52.2	(2,998)	(1.1)
Total Liabilities & Shareholders' Equity	17,929	568,875	100.0	518,574	100.0	50,300	9.7

Note:	(1)	Unaudited, prepared by AUO based on ROC GAAP
(2)	Amounts in New Taiwan dollars were translated into US dollars at the exchange rate of NTD 31.73 per USD as of March 31, 2010

     AU OPTRONICS CORP.
UNCONSOLIDATED INCOME STATEMENT
For the Three Months Ended March 31, 2010 and 2009 and December 31, 2009
(Expressed in Millions of New Taiwan Dollars (NTD) and US Dollars (USD) except for per share amounts and shares outstanding)

	Year over Year Comparison					Sequential Comparison
	1Q 2010		% of	1Q 2009	YoY	1Q 2010		% of	4Q 2009	QoQ
	USD	NTD	Sales	NTD	Chg %	USD	NTD	Sales	NTD	Chg %

Net Sales	3,348	106,242	100.0	50,469	110.5	3,348	106,242	100.0	110,064	(3.5)
Cost of Goods Sold	2,986	94,754	89.2	69,026	37.3	2,986	94,754	89.2	102,928	(7.9)
Gross Profit (Loss)	362	11,488	10.8	(18,557)	–	362	11,488	10.8	7,136	61.0
Operating Expenses
SG&A	79	2,497	2.3	2,264	10.3	79	2,497	2.3	3,699	(32.5)
R&D	65	2,052	1.9	1,247	64.6	65	2,052	1.9	1,641	25.1
	143	4,549	4.3	3,511	29.6	143	4,549	4.3	5,340	(14.8)
Operating Income (Loss)	219	6,939	6.5	(22,068)	–	219	6,939	6.5	1,796	286.5

Net Non-Operating Income (Expenses)	8	247	0.2	1,074	(77.0)	8	247	0.2	(10,147)	–

Income (Loss) before Income Tax	226	7,187	6.8	(20,993)	–	226	7,187	6.8	(8,352)	–

Income Tax Benefit (Expense)	(3)	(84)	(0.1)	663	–	(3)	(84)	(0.1)	1,426	–
Net Income (Loss)	224	7,103	6.7	(20,331)	–	224	7,103	6.7	(6,926)	–

Basic Earnings Per Share	0.03	0.80		(2.32)		0.03	0.80		(0.78)
Basic Earnings Per ADR(3)	0.25	8.05		(23.21)		0.25	8.05		(7.85)
Weighted-Average Shares Outstanding ('M)		8,827		8,761			8,827		8,797

Note:	(1)	Unaudited, prepared by AUO based on ROC GAAP
(2)	Amounts in New Taiwan dollars were translated into US dollars at the exchange rate of NTD 31.73 per USD as of March 31, 2010
(3)	1 ADR equals 10 common shares

     AU OPTRONICS CORP.
UNCONSOLIDATED STATEMENT OF CASH FLOW
For the Period Ended March 31, 2010 and 2009
(Expressed in Millions of New Taiwan Dollars (NTD) and US Dollars (USD))

	1Q 2010		1Q 2009
	USD	NTD	NTD
Cash Flow from Operating Activities:
Net Income(Loss)	224	7,103	(20,331)
Depreciation & Amortization	616	19,540	18,298
Investment Gain under Equity Method	(28)	(901)	(1,329)
Changes in Working Capital	(408)	(12,946)	(15,441)
Changes in Others	(18)	(582)	(1,057)
Net Cash Provided(Used) by Operating Activities	385	12,214	(19,860)

Cash Flow from Investing Activities:
Acquisition of Property, Plant and Equipment	(531)	(16,844)	(15,329)
Proceeds from Disposal of Property, Plant and Equipment	0	5	46
Increase in Long-term Investments	(173)	(5,496)	(890)
Increase in Restricted Cash in Banks	(1)	(30)	0
Increase in Deferred Assets and Intangible Assets	(13)	(406)	(105)
Decrease(Increase) in Other Assets	(1)	(33)	79
Net Cash Used in Investing Activities	(719)	(22,803)	(16,199)

Cash Flow from Financing Activities:
Decrease in Short-term Borrowings	0	0	(1,674)
Increase in Long-term Borrowings and Bonds Payable	433	13,725	17,125
Net Cash Provided by Financing Activities	433	13,725	15,451

Effect of Exchange Rate Changes on Cash	12	369	(83)
Net Increase(Decrease) in Cash and Cash Equivalents	110	3,505	(20,692)
Cash and Cash Equivalents at Beginning of Period	1,800	57,114	67,727
Cash and Cash Equivalents at End of Period	1,910	60,619	47,035

Note:	(1)	Unaudited, prepared by AUO based on ROC GAAP
(2)	Amounts in New Taiwan dollars were translated into US dollars at the exchange rate of NTD 31.73 per USD as of March 31, 2010